EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Western Copper Corporation (“the Company”) of our auditor’s report dated March 24, 2011 on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, cash flow and shareholders’ equity for each of the years in the three year period ended December 31, 2010 and the effectiveness of internal control over financial reporting of the Company as of December 31, 2010.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 24, 2011